FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Northern Dynasty Minerals Ltd. 15th Floor - 1040 West Georgia Street Vancouver, British Columbia V6E 4H1

Item 2	Date of Material Change

December 24, 2015

Item 3	News Release

A News release was issued by Northern Dynasty Minerals Ltd. (“Northern Dynasty” or the “Company”) on December 24, 2015 and distributed through Canada Newswire and filed on SEDAR.

Item 4	Summary of Material Change

The Company announced the completion of the previously announced plan of arrangement whereby Northern Dynasty has acquired 100% of the issued and outstanding common shares of Mission Gold Ltd.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced completion of the previously announced plan of arrangement (the “Arrangement”) whereby Northern Dynasty has acquired 100% of the issued and outstanding common shares of Mission Gold. Pursuant to the Arrangement, Northern Dynasty issued an aggregate of 27,593,341 common shares to the former shareholders of Mission Gold (0.5467 of a Northern Dynasty common share for each issued Mission Gold common share which exchange ratio has been determined pursuant to the working capital adjustment provision of the Arrangement). In addition, warrants to purchase an aggregate of 13,182,076 common shares of Mission Gold at a price of $0.50 per share were exchanged for warrants to purchase an aggregate of 13,182,076 common shares of Northern Dynasty exercisable at a price of $0.55 per share on or before July 9, 2020, and warrants to purchase an aggregate of 2,735,433 common shares of Mission Gold at a price of $2.72 per share were exchanged for warrants to purchase an aggregate of 2,735,433 common shares of Northern Dynasty exercisable at a price of $3.00 per share on or before September 14, 2017.

Also pursuant to the Arrangement, Mr. Marcel de Groot was appointed as a director of Northern Dynasty.

The Arrangement was approved by 100% of the votes cast by securityholders of Mission Gold at an annual general and special meeting held on December 21, 2015. Final approval for the Arrangement was obtained from the Supreme Court of British Columbia on December 23, 2015. Pursuant to the Arrangement, Mission Gold amalgamated with a wholly-owned subsidiary of Northern Dynasty to form a merged company that is wholly-owned by Northern Dynasty. Mission Gold common shares will be delisted from the TSX Venture Exchange after market close on December 24, 2015, and Northern Dynasty will make applications to the relevant securities commissions for Mission Gold to cease to be a reporting issuer under Canadian securities laws.

Immediately following closing of the Arrangement, the sale of Mission Gold’s wholly-owned subsidiary, CIC Resources Inc., was completed. The consideration received was 437,597 common shares of a TSX listed issuer having a value of $1,500,000 based on the closing price for such shares on November 20, 2015.

Full details of the Arrangement and certain other matters are set out in the management information circular of Mission Gold dated November 20, 2015, a copy of which can be found under Mission Gold’s profile on SEDAR at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Trevor Thomas

Secretary and General Counsel Tel: 604-684-6365

Item 9	Date of Report

January 29, 2016